Exhibit 21.1

Subsidiaries of Mesa Laboratories, Inc.

Subsidiary Name	Jurisdiction of Formation
Mesa Canada, Inc	Canada

Mesa France, S.A.S.	France

Mesa Germany, GmbH	Germany

Simicon, GmbH	Germany